Exhibit 99.1

CUIT: 30-70496280-7

June 13, 2013

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Material Event – Sale of Galval Agente de Valores S.A.

Dear Sirs,

We are writing to you in accordance with the provisions set forth by the Bolsa de Comercio de Buenos Aires in relation to the release of our Material Events issued on September 5, 2012, and May 13, 2013, in order to inform that the transfer of 100% of Grupo Financiero Galicia S.A.’s (the “Company”) stake in Galval Agente de Valores S.A. (“Galval”) to Paullier & Cía. S.A occurred on June 12, 2013

The sale price was equal to Galval’s Shareholders’ Equity as of May 31, 2013, which amounted to US$ 274,187.20. The loss derived from this operation amounted to approximately $ 1.1 million.

Yours faithfully,

Pedro A. Richards

Attorney at law

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.